Filed by Fidelity National Information Services, Inc.
Commission File No. 001-16427
pursuant to Rule 425 of the Securities Act of 1933
and deemed filed under Rule 14a-12 of the
Securities Exchange Act of 1934, as amended
Subject Company: Worldpay, Inc.
Commission File No. 001-35462

June 27, 2019

Distribution: FIS employees owning shares of FIS stock

Dear Colleagues:

In connection with the pending business combination of FIS and Worldpay, Inc, we are holding a special meeting of shareholders on Wednesday, July 24. If you own shares of FIS stock, either through the ESPP Plan or through a broker, we encourage you to vote those shares at your earliest convenience. Your participation is critical to the corporate governance process.

The proposals being voted on at the special meeting are:

1.	To approve the issuance of shares of FIS common stock in connection with the Worldpay transaction

2.	To approve an amendment to the articles of incorporation of FIS to increase the number of authorized shares of FIS common stock of FIS from 600,000,000 to 750,000,000

3.	To adjourn the FIS special meeting, if necessary or appropriate, to solicit additional proxies

Our Board of Directors recommends that you vote in favor of proposals 1 through 3.

All shareholders of FIS recently received the proxy statement with details about these proposals and a communication on how to vote over the internet or through the mail. These instructions included your control number, which is required to vote your shares online at www.proxyvote.com.

The deadline for voting is Tuesday, July 23 for all FIS shareholders.

If you have any questions regarding the voting procedures, please contact Jennifer Lane at 407.551.8315 or jennifer.lane@fisglobal.com.

Please vote your shares today!

Thank you.

Chip Keller
Corporate Secretary

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between FIS and Worldpay. In connection with the proposed merger, on June 5, 2019, FIS filed with the SEC, and the SEC has declared effective, a definitive registration statement on Form S-4, which includes the joint proxy statement of FIS and Worldpay and a prospectus of FIS, as well as other relevant documents regarding the proposed transaction. A definitive joint proxy statement/prospectus has been sent to FIS shareholders and Worldpay stockholders.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy statement/prospectus, as well as other filings containing information about FIS and Worldpay, may be obtained at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FIS at www.investor.fisglobal.com or by emailing info.investorrelations@fisglobal.com or from Worldpay at http://investors.worldpay.com/.

Participants in the Solicitation

FIS and Worldpay and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FIS shareholders and Worldpay stockholders in respect of the transaction described in the joint proxy statement/prospectus. Information regarding FIS’ directors and executive officers is contained in FIS’ Proxy Statement on Schedule 14A, dated April 12, 2019, which is filed with the SEC. Information regarding Worldpay’s directors and executive officers is contained in Worldpay’s Proxy Statement on Schedule 14A, dated April 3, 2019, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.